Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization

ZK Pipe Industry Co. Ltd.	Hong Kong SAR

Wenzhou Weijia Pipeline Development Co., Ltd.	People’s Republic of China

Zhejiang Zhengkang Industrial Co. Ltd.	People’s Republic of China

Wenzhou Zhengfeng Industry and Trade Co. Ltd.	People’s Republic of China

XSigma Corporation	British Virgin Islands

ZK International Uganda Limited	The Republic of Uganda

Wenzhou Zhenglong Ecommerce Co. Ltd.	People’s Republic of China